SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                (17 April 2003)


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              71 Lombard Street
                              London EC3P 3BS
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                               Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 17 April 2003
              re:  Result of AGM


                      Secretary's Department
                      25 Gresham Street           Direct line: 020-7356 2108
                      London                      Network: 7-400 2014
                      EC2V 7HN                    Switchboard: 020-7626 1500
                      TNT 89                      Facsimile: 020-7356 1038
                                                  Network Fax: 7-400 1038

Financial Services Authority                                  17 April, 2003
25 The North Colonnade
Canary wharf
London E14 5HS

Dear Sirs,

ANNUAL GENERAL MEETING

We have pleasure in enclosing two copies of relevant resolutions passed at our annual general meeting on 16th April, 2003, to comply with paragraph 9.31 of chapter 9 of the listing rules.

We should be grateful if you would kindly acknowledge receipt.

Yours faithfully,

M. R. Hatcher
Deputy Secretary


COMPANY NUMBER: 95000

LLOYDS TSB GROUP plc

At the annual general meeting of the members of the company held at the Moat House hotel, Congress Road, Glasgow, G3 8QT on 16th April, 2003, the following resolutions were passed.


                             ORDINARY RESOLUTION 2

That the directors' remuneration report contained in the report and accounts for the year ended 31st December, 2002 be approved.


                             ORDINARY RESOLUTION 10

That the term "2 years" in part (ii) of the definition of "Eligible Employee" in rule 1 of both the Lloyds TSB Group No. 1 executive share option scheme 1997 and the Lloyds TSB Group No. 2 executive share option scheme 1997 be changed to "6 months".

                                                                     A.J. Michie
                                                               Company Secretary
                                                                17th April, 2003


                      Secretary's Department
                      25 Gresham Street           Direct line: 020-7356 2108
                      London                      Network: 7-400 2014
                      EC2V 7HN                    Switchboard: 020-7626 1500
                      TNT 89                      Facsimile: 020-7356 1038
                                                  Network Fax: 7-400 1038


                                                              17 April 2003


ANNUAL GENERAL MEETING 16th APRIL 2003

To comply with the provisions of paragraph 9.32 of the listing rules, we enclose a copy of our letter dated 17 April, 2003 to the UK listing authority.


A.J. Michie
Company Secretary


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)


                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  17 April 2003